                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 4)1


                                PRICESMART, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                              LA JOLLA, CALIFORNIA
                                 (858) 551-2303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 22, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)

                                Page 1 of 8 Pages

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------                        -------------------------
        CUSIP No. 741511109                                   PAGE 2 OF 8
-------------------------------                        -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         ROBERT E. PRICE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  / /
                                                                   (b)  /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. CITIZEN
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                212 SHARES
    NUMBER OF            -------------------------------------------------------
    SHARES               8      SHARED VOTING POWER
    BENEFICIALLY
    OWNED BY EACH               3,276,998 SHARES
    REPORTING            -------------------------------------------------------
    PERSON WITH          9      SOLE DISPOSITIVE POWER

                                212 SHARES
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,276,998 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,277,210 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.7%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) BASED ON 6,871,913 SHARES OF PRICESMART COMMON STOCK OUTSTANDING AS OF JUNE 30, 2003, AS REPORTED IN PRICESMART'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MAY 31, 2003, AND INCLUDES 1,650 SHARES OF SERIES A PREFERRED STOCK CURRENTLY CONVERTIBLE INTO 43,998 SHARES OF PRICESMART COMMON STOCK, AND DOES NOT INCLUDE THE SHARES OF PRICESMART COMMON STOCK SUBJECT TO THE STOCK PURCHASE AGREEMENT DATED OCTOBER 22, 2003 BETWEEN PRICESMART AND MR. S. PRICE AND MR. R. PRICE.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 to Schedule 13D relating to PriceSmart, Inc., a Delaware corporation ("PriceSmart"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on September 8, 1997, as amended by amendment No. 1 thereto filed with the Securities and Exchange Commission on January 22, 2002, and Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 25, 2003, and amendment No. 3 thereto filed with the Securities and Exchange Commission on July 18, 2003.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the shares of PriceSmart's common stock, par value $0.0001 per share ("PriceSmart Common Stock"). The principal executive offices of PriceSmart are located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by Robert E. Price, a U.S. Citizen.

         (b) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The current occupation of Mr. Price is acting Chief Executive Officer of PriceSmart.

         (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Distribution Agreement, dated as of August 26, 1997, between Price Enterprises, Inc., a Delaware corporation ("PEI"), and PriceSmart, all of the issued and outstanding shares of PriceSmart Common Stock were distributed (the "Distribution") on August 29, 1997 to the holders of PEI's common stock, par value $.0001 per share ("PEI Common Stock"). Pursuant to the Distribution, each PEI stockholder received one share of PriceSmart Common Stock for every four shares of PEI Common Stock held by such person on August 15, 1997. No consideration was paid in connection with the acquisition pursuant to the Distribution of the shares of PriceSmart Common Stock subject to this statement.

     On August 29, 1997, Mr. Price, as co-trustee of the Robert & Allison Price Trust 1/10/75 (the "Robert & Allison Price Trust"), acquired 320,434 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as co-trustee of Robert & Allison Price Charitable Remainder Trust, acquired 312,500 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as co-trustee of a trust for the benefit of his three minor children, acquired 22,566 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as Custodian for his Minor Children (UGMA-CA), acquired 1,278 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, The Price Family Charitable Fund (formerly the Sol & Helen Price Foundation) (the "Price Family Charitable Fund"), of which Mr. Price is a director, acquired 625,125 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, 74 shares of PriceSmart Common Stock were distributed into a profit sharing and 401(k) plan account maintained by Mr. Price's former employer in connection with the Distribution.

1) In September 1997, Mr. Price, as co-trustee of the Robert & Allison Price Trust, made gifts of an aggregate of 37,500 shares of PriceSmart Common Stock to his three children.

2) On December 22, 1997, the Price Family Charitable Fund, of which Mr. Price is a director, received 30,520 shares of PriceSmart Common Stock as a contribution.

3) On October 12, 1998, Mr. Price, as co-trustee of the Robert & Allison Price Trust, received 1,148 shares of PriceSmart Common Stock as a gift.

4) On February 17, 1999, Mr. Price, as Custodian for his Minor Children (UGMA-CA), distributed an aggregate of 1,064 shares of PriceSmart Common Stock to two of his children.

5) On April 16, 1999, Mr. Price, as co-trustee of the Robert & Allison Price Trust, made a gift of 15 shares of PriceSmart Common Stock to one individual

6) On March 8, 2000, Mr. Price, as co-trustee of the Robert & Allison Price Trust, made a gift of 500 shares of PriceSmart Common Stock to one individual.

7) On June 30, 2000, Mr. Price, as co-trustee of the Robert & Allison Price Charitable Remainder Trust, transferred 14,900 shares of PriceSmart Common Stock as a unitrust distribution the Robert & Allison Price Trust, of which Mr. Price is a co-trustee.

8) On August 8, 2000, the Price Family Charitable Fund, of which Mr. Price is a director, received a contribution of 8,737 shares of PriceSmart Common Stock.

9) On August 11, 2000, the Price Group, of which Mr. Price is a co-manager, received a capital contribution of 165,577 shares of PriceSmart Common Stock from one of its members.

10) On December 18, 2000, Mr. Price, as co-trustee of the Robert & Allison Price Trust, transferred 7,000 shares of PriceSmart Common Stock to the Robert & Allison Price Charitable Remainder Trust, of which Mr. Price is a co-trustee.

11) In November 2001, Mr. Price, as co-trustee of the Robert & Allison Price Trust, transferred an aggregate of 291,467 shares of PriceSmart Common Stock to the Robert & Allison Price Charitable Remainder Trust, of which Mr. Price is a co-trustee.

12) On January 23, 2002, the Price Family Charitable Fund, of which Mr. Price is a director, acquired for cash 550 shares of PriceSmart's 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series A Preferred Stock is convertible at the option of the holder at any time, or automatically on January 17, 2012, into shares of PriceSmart Common Stock at a conversion price of $37.50 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after January 17, 2007. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series A Preferred Stock.

13) On November 21, 2002, the Price Family Charitable Fund, of which Mr. Price is a director, received a contribution of 250,000 shares of Price Smart common stock from the Price Family Charitable Trust.

14) On April 25, 2003, San Diego Revitalization Corporation, of which Mr. Price is a director, acquired for cash and a promissory note 619,046 shares of PriceSmart Common Stock from the Price Family Charitable Trust in a private transaction for $16.12 per share.

15) On April 25, 2003, San Diego Revitalization Corporation, of which Mr. Price is a director, acquired for cash 550 shares of Series A Preferred Stock, from the Price Family Charitable Trust in a private transaction for $1,000 per share.

16) On May 15, 2003, Mr. Price as co-trustee of the Robert and Allision Price Trust, acquired for cash 9,948 shares of PriceSmart Common Stock on the open market for $15.80 per share.

17) On July 9, 2003, the Price Family Charitable Fund, of which Mr. Price is a director, acquired for cash 5,000 shares of PriceSmart's 8% Series B Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series B Preferred Stock is convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart Common Stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8% payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after July 9, 2008. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series B Preferred Stock.

18) On July 9, 2003, the Price Group, of which Mr. Price is a co-manager, acquired for cash 5,000 shares of Series B Preferred Stock, from PriceSmart in a private transaction for $1,000 per share.

19) On July 9, 2003, Mr. Price as co-trustee of the Robert and Allision Price Trust, acquired for cash 2,000 shares of Series B Preferred Stock, from PriceSmart in a private transaction for $1,000 per share.

20) On July 9, 2003, Mr. Price as co-trustee of the Robert and Allision Price Charitable Remainder Trust, acquired for cash 3,000 shares of Series B Preferred Stock, from PriceSmart in a private transaction for $1,000 per share.

21) On October 22, 2003, the Robert and Allison Price Trust, of which Mr. Price is co-trustee, agreed to purchase 170,000 shares of PriceSmart common stock for $10 per share.

         Other than as described in Item 6 below, all cash used to acquire securities pursuant to the transactions described above in this Item 3 were funded from cash held by the person or entity acquiring such securities, including internally generated funds of and/or contributions made to such person or entity.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference. All shares of PriceSmart Common Stock, Series A Preferred Stock, and Series B Preferred Stock beneficially owned by Mr. Price are held for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Price may be deemed to beneficially own 3,277,210 shares of PriceSmart Common Stock, consisting of 2,497,878 shares of PriceSmart Common Stock, 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 15,000 shares of Series B Preferred Stock currently convertible into 750,000 shares of PriceSmart Common Stock. The shares of PriceSmart Common Stock Mr. Price may be deemed to beneficially own represent approximately 47.7% of the issued and outstanding shares of PriceSmart Common Stock, based on 6,871,913 shares of PriceSmart Common Stock outstanding as of June 30, 2003, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2003. The shares may be deemed to be beneficially owned by Mr. Price as follows:

               (1) 746,067 shares of PriceSmart Common Stock, including 3,000 shares of Series B Preferred Stock currently convertible into 150,000 shares of PriceSmart Common Stock, by Mr. Price as co-trustee of Robert & Allison Price Charitable Remainder Trust;

               (2) 22,566 shares of PriceSmart Common Stock by Mr. Price as co-trustee of Trusts for Benefit of his Minor Children;

               (3) 212 shares of PriceSmart Common Stock by Mr. Price as Custodian for his Minor Children (UGMA-CA);

               (4) 80 shares of PriceSmart Common Stock held for Mr. Price's account in a profit sharing and 401(k) plan maintained by his former employer;

               (5) 1,179,048 shares of PriceSmart Common Stock, including 550 shares of Series A Preferred Stock currently convertible into 14,666 shares of PriceSmart Common Stock, and 5,000 shares of Series B Preferred Stock currently convertible into 250,000 shares of PriceSmart Common Stock, by Mr. Price as a director of the Price Family Charitable Fund;

               (6) 415,577 shares of PriceSmart Common Stock and 5,000 shares of Series B Preferred Stock currently convertible into 250,000 shares of PriceSmart Common Stock, by Mr. Price as co-manager of the Price Group LLC.

               (7) 633,712 shares of PriceSmart Common Stock, including 550 shares of Series A Preferred Stock currently convertible into 14,666 shares of PriceSmart Common Stock, by Mr. Price as a director of San Diego Revitalization Corporation.

               (8) 279,948 shares of PriceSmart Common Stock, including 2,000 shares of Series B Preferred Stock currently convertible into 100,000 shares of PriceSmart Common Stock, by Mr. Price as co-trustee of the Robert and Allison Price Trust.

          Mr. Price disclaims beneficial ownership of the 2,228,337 shares of PriceSmart Common Stock beneficially owned by the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation.

          These shares do not include 2,961,597 shares of PriceSmart Common Stock that may be deemed to be beneficially owned by Sol Price, the father of Mr. Price, which represent approximately 43.1% of the issued and outstanding shares of PriceSmart Common Stock. However, of the 2,961,597 shares that may be deemed to be beneficially owned by Mr. S. Price, Mr. Price and Mr. S. Price may each be deemed to beneficially own the 2,228,337 shares of PriceSmart Common Stock held by the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation, which represent approximately 25.1% of the issued and outstanding shares of PriceSmart Common Stock.

     (b) The power to vote and the power to dispose of such shares is as follows:

               Sole power to vote or direct the vote: 212 shares

               Shared power to vote or direct the vote: 3,276,998 shares

               Sole power to dispose or direct the disposition: 212 shares

               Shared power to dispose or direct the disposition: 3,276,998 shares

          Allison Price, who is the wife of Mr. Price, is the co-trustee with Mr. Price for each of the Robert & Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust and trusts established for the benefit of their three minor children, which beneficially own an aggregate of 1,048,581 shares of PriceSmart Common Stock, including 5,000 shares of Series B Preferred Stock currently convertible into 250,000 shares of PriceSmart Common Stock. Under the terms of these trusts, the co-trustees must act jointly to vote or dispose of shares of stock owned by such trusts.

          Mr. Price shares the power to vote and dispose of the shares of PriceSmart Common Stock held by the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation. The directors and executive officers of the Price Family Charitable Fund and San Diego Revitalization Corporation (collectively, the "PFCF and SDR Directors and Officers"), each of whom is a citizen of the United States, are as follows:

               Sol Price                  Director and Chairman of the Board
               Robert E. Price            Director and President
               James F. Cahill            Director and Vice President
               Jack McGrory               Director
               Allison Price              Director
               Helen Price                Director
               Murray Galinson            Director
               William Gorham             Director

               Joseph R. Satz                 Secretary
               Kathy Hillan                   Treasurer

          The members of the Price Group, their voting interests and the Managers of the Price Group, who are also directors and executive officers, as the case may be, of the Price Family Charitable Fund and San Diego Revitalization Corporation, are as follows:


                         MEMBER                   VOTING INTEREST   MANAGER
                         ------                   ---------------   -------
              Sol and Helen Price Trust                 48%         Sol Price
              Robert and Allison Price Trust            12%         Robert Price
              James F. Cahill                           12%         Jim Cahill
              Jack and Cheryl McGrory Trust             12%         Jack McGrory
              Murray and Elaine Galinson Trust           9%         Murray Galinson
              Kathy Hillan                               5%         Kathy Hillan
              Joseph R. Satz and Linda Satz Trust        2%         Joseph R. Satz

          Under law and the relevant agreements, the Managers generally have the authority to manage the business and affairs of the Price Group.

          The principal executive office of the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation and the principal business address of each of the PFCF and SDR Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

          The principal business of the Price Family Charitable Fund is to function as a private foundation. The principal business of the Price Group is real estate and investment. The principal business at San Diego Revitalization Corporation is to function as a public charity. The principal occupation of Mr. S. Price is self-employed investor and manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz and Ms. Hillan is manager of Price Group. Mr. Gorham is self-employed. Ms. A. Price and Ms. H. Price are not presently employed.

          To Mr. Price's knowledge, during the last five years, neither the Price Family Charitable Fund, the Price Group and San Diego Revitalization Corporation nor any of the PFCF and SDR Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

     (c) The information set forth above in Item 3 is incorporated herein by reference. The information set forth in Item 3 of Amendment No. 7 to
          Schedule 13D, filed on or around October 28, 2003, by Mr. S. Price with the Securities and Exchange Commission, is incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Grupo Gigante, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Gigante"), entered into a Right of First Refusal Agreement dated as of January 15, 2002 (the "Right of First Refusal Agreement") with Robert E. Price, Sol Price, the Price Family Charitable Fund, the Price Group, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust (each a "Price Entity," and collectively, the "Price Entities"), pursuant to which, in the event the Price Entities desire to sell, give or otherwise transfer shares of PriceSmart Common Stock (the "Stock") owned by the Price Entities to any party other than to (i) another Price Entity, (ii) Gigante or
(iii) in the case of a Price Entity that is a trust, the beneficiary of the trust upon an event causing a distribution of trust assets under the trust's governing documents, the Price Entities are obligated to offer to sell the Stock to Gigante on the same terms, except that the Price Entities are permitted to sell, give or otherwise transfer an aggregate of 50,000 shares of the Stock without regard to the transfer restrictions in the Right of First Refusal Agreement. For purposes of the Right of First Refusal Agreement, any merger, recapitalization, sale, transfer or other business combination or disposition involving 50% or more of PriceSmart's assets will constitute a transfer requiring the Price Entities to first offer the Stock to Gigante. This right of first refusal, unless sooner terminated in accordance with the terms of the Right of First Refusal Agreement, will remain in effect until January 22, 2003. Under the Right of First Refusal Agreement, the Price Entities also have agreed to vote the Stock in favor of the election of Gigante's designee to the PriceSmart board of directors until January 22, 2004 or until PriceSmart is no longer required to nominate such designee pursuant to the Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between PriceSmart and Gigante, whichever occurs first.

As described in numbered paragraph 14 of Item 3 above, San Diego Revitalization Corporation ("SDRC") executed a promissory note (the "Promissory Note") in favor of the Price Family Charitable Trust ("PFCT") as partial payment of the purchase price for 619,046 shares of PriceSmart Common Stock. Pursuant to a Pledge and Security Agreement, dated April 24, 2003 (the "Pledge and Security Agreement"), SDRC has pledged those 619,046 shares of PriceSmart Common Stock, plus the 550 shares of Series A Preferred Stock it acquired as described in numbered paragraph 15 of Item 3 above, in favor of PFCT to secure its obligations under the Promissory Note. Under the terms of the Pledge and Security Agreement, PFCT may exercise control of the pledged shares if SDRC falls to make payments due to PFCT under the Promissory Note. The Pledge and Security Agreement is incorporated herein by reference as Exhibit 5 to this Schedule 13D.

ITEM 7.  EXHIBITS.

              Exhibit 1* Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002.

              Exhibit 2* Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto.

              Exhibit 3** Amended and Restated Certificate of Incorporation of PriceSmart, Inc.

              Exhibit 4* Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

              Exhibit 5*** Pledge and Security Agreement, dated April 24, 2003, by San Diego Revitalization Corporation in favor of the Price Family Charitable Trust.

              Exhibit 6**** Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A thereto.

              Exhibit 7**** Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions thereof dated July 9, 2003.

              Exhibit 8 Common Stock Purchase Agreement by and among PriceSmart, Inc. and the Investors listed on Exhibit A attached hereto.

              -----------

                  * Incorporated by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002.

                  ** Incorporated by reference to PriceSmart's Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Securities and Exchange Commission on November 26, 1997.

                  ***      Incorporated by reference from Exhibit 2 to the
                           Schedule 13D filed by San Diego Revitalization Corporation with the Securities and Exchange Commission on or around May 5, 2003.

                  **** Incorporated by reference to Schedule 13D filed by Robert Price with the Securities and Exchange Commission on or around July 18, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 2003
                                                  /s/ Robert E. Price
                                                  ------------------------------
                                                  Robert E. Price

                                  EXHIBIT INDEX

Exhibit 1* Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002.

Exhibit 2* Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto.

Exhibit 3**       Amended and Restated Certificate of Incorporation of
                  PriceSmart, Inc.

Exhibit 4* Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

Exhibit 5*** Pledge and Security Agreement, dated April 24, 2003, by San Diego Revitalization Corporation in favor of the Price Family Charitable Trust.

Exhibit 6**** Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A thereto.

Exhibit 7**** Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions thereof dated July 9, 2003.

Exhibit 8         Common Stock Purchase Agreement by and among PriceSmart, Inc.
                  and the Investors listed on Exhibit A attached hereto.

-----------

    *        Incorporated by reference to PriceSmart's Current
             Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002.

    **       Incorporated by reference to PriceSmart's Annual
             Report on Form 10-K for the year ended August 31, 1997 filed with the Securities and Exchange
             Commission on November 26, 1997.

    ***      Incorporated by reference from Exhibit 2 to the
             Schedule 13D filed by San Diego Revitalization
             Corporation with the Securities and Exchange
             Commission on or around May 5, 2003.

    **** Incorporated by reference to Schedule 13D filed by Robert Price with the Securities and Exchange
             Commission on or around July 18, 2003.